UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Office Depot, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

676220106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,711,135
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,711,135
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,711,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,829,381
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,829,381
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,829,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON T-S CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON DAVID SIEGEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT TELLES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JOSEPH S. VASSALLUZZO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT L. NARDELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 66,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON CYNTHIA T. JAMISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(viii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	T-S Capital Partners, LLC, a California limited liability company (“T-S Capital”), with respect to the Shares directly and beneficially owned by it;

(xi)	Robert Telles, as a managing member of T-S Capital;

(xii)	David N. Siegel, as a managing member of T-S Capital and a nominee for election to the Board of Directors of the Issuer (the “Board”);

CUSIP NO. 676220106

(xiii)	Joseph S. Vassalluzzo, a nominee for election to the Board;

(xiv)	Robert L. Nardelli, a nominee for election to the Board;

(xv)	James P. Fogarty, a nominee for election to the Board; and

(xvi)	Cynthia T. Jamison, a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The principal business address of each of T-S Capital and Messrs. Siegel and Telles is 1350 Treat Boulevard, Suite 400, Walnut Creek, California 94597.  The principal business address of Mr. Vassalluzzo is 2200 Cherry Palm Road, Boca Raton, Florida 33432.  The principal business address of Mr. Nardelli is c/o Starboard Value LP, 830 Third Avenue, 3rd Floor, New York, New York 10022. The principal business address of Mr. Fogarty is 14 Old Roaring Brook Road, Mount Kisco, New York 10549.  The principal business address of Ms. Jamison is 1224 W. Bryn Mawr Ave., Chicago, Illinois 60660. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

The principal business of T-S Capital is serving as an investment partnership.  The principal occupation of Mr. Telles is as a corporate attorney.

In addition to co-founding Starboard Value LP, Mr. Smith has extensive public company board experience. Currently, he serves on the board of directors of Regis Corporation. Previously, he was the Chairman of the Board of Phoenix Technologies Ltd. until its sale to Marlin Equity Partners, and served on the boards of directors of Zoran Corporation until its sale to CSR plc, Actel Corporation until its sale to Microsemi Corporation, S1 Corporation, Kensey Nash Corp. and SurModics Inc. Mr. Smith also served as a member of the Management Committee for Register.com. In addition to extensive public board experience, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation.

CUSIP NO. 676220106

The principal occupation of Mr. Siegel is as the President and CEO of Frontier Airlines, Inc.  Previously, Mr. Siegel was: Chairman and Chief Executive Officer of XOJET; Chairman and Chief Executive Officer of Gategroup, AG; President, Chief Executive Officer and a member of the board of US Airways Group; Chairman and Chief Executive Officer of Avis Budget Group, Inc.; and, President of ExpressJet, dba Continental Express. He previously served as Non-Executive Chairman of G2 Switchworks and as a Managing Director of Hyannis Port Capital. Mr. Siegel began his career with Bain & Company, a management consulting firm. He currently serves on the boards of directors of Metastat, Inc. and Republic Airways Holdings Inc. He is also a member of the advisory board of Trilantic Capital Partners. Mr. Siegel  has 16 years of experience as a successful turnaround CEO.

Mr. Vassalluzzo currently serves as a director on public company boards, including Federal Realty Investment Trust, where he is Non-Executive Chairman of the Board, Life Time Fitness, where he is Lead Director and Chairman of the Compensation Committee, and iParty Corp, where he is Chairman of the Nominating Committee.  He also operates a retail consulting business.  Previously, among other roles, Mr. Vassalluzzo was employed by Staples, Inc. from 1989 until 2005, most recently as Vice Chairman.  Additionally, his duties at Staples included world-wide responsibility for all of Staples’ real estate activities, including, but not limited to: the development and management of all retail stores; distribution; office and warehouse centers; all engineering, construction and design activities; and facilities management.

Mr. Nardelli currently operates XLR-8, LLC, as the founder and CEO, while continuing as a Senior Advisor to Cerberus Capital Management.  Previously, Mr. Nardelli served as the Chairman and CEO at Chrysler Motors LLC and The Home Depot, Inc.  While at General Electric Company, he served as CEO of GE Power Systems and GE Transportation Systems.  Mr. Nardelli brings 41 years of global operating experience to the advisor role.

The principal occupation of Mr. Fogarty is as the Chief Executive Officer of Orchard Brands, where he is also a Director. Previously, Mr. Fogarty was the Chief Executive Officer and a Director of Charming Shoppes, Inc., and a Managing Director of Alvarez & Marsal (“A&M”), an independent global professional services firm.  While at A&M, Mr. Fogarty served as President and Chief Operating Officer of Lehman Brothers Holdings Inc. (“Lehman”) subsequent to Lehman’s Chapter 11 bankruptcy filing. Mr. Fogarty has also served as the Chief Financial Officer of Levi Strauss & Co. and currently serves as on the Board of Directors of Regis Corporation.

The principal occupation of Ms. Jamison is serving on the Board of Directors of Tractor Supply Company, where she previously chaired the Audit and Compensation Committees, currently chairs the Nominating and Governance Committee and is the Lead Director. Ms. Jamison’s previous experience includes as a Director of B&G Foods, Inc., Caribe Media, Inc., Cellu Tissue Holdings, and Horizon Organic Holding Corp. Ms. Jamison has also served as the Chief Financial Officer or Chief Operating Officer of several publicly and privately held companies including AquaSpy, Inc., eMac, Inc, and Cosi, Inc., and has held various financial positions at Allied Domecq Retailing USA, Kraft General Foods (now Kraft Foods Group, Inc.), and Arthur Andersen LLP. Ms. Jamison brings experience as a “high impact” CFO, having worked as a partner with Tatum LLC (“Tatum”), an executive services firm focused exclusively in support of “The Office of the CFO”.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f)           Messrs. Smith, Mitchell, Feld, Siegel, Telles, Vassalluzzo, Nardelli and Fogarty and Ms. Jamison are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 18, 2013, Starboard Value delivered a letter to the Board of the Issuer stating its belief that the Board must be significantly reconstituted now, whether the Issuer continues as a stand-alone company or as a merged company with OfficeMax Incorporated (“OfficeMax”).  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Starboard explained in the letter that a new and improved Board is needed to: (1) act to immediately improve the current operating performance of the business on a stand-alone basis and to be in position to maximize the longer term synergies with OfficeMax, if the merger is approved, (2) select a committee of the Issuer’s directors to work with a committee of OfficeMax directors to conduct a process to select a CEO of the combined company, and (3) contribute the most highly-qualified directors possible to the combined company’s board.

Accordingly, Starboard V&O Fund delivered a letter to the Corporate Secretary of the Issuer on March 18, 2013, nominating six highly-qualified candidates for election to the Board who have the well-balanced mix of skill sets to ensure that the Issuer openly evaluates all strategic alternatives and successfully addresses the challenges ahead. Starboard cautioned that waiting for a shareholder meeting to add these highly-qualified candidates on the Board is a mistake and if the Board does not immediately engage with Starboard to reconstitute the Board, then the Issuer should schedule its annual meeting of shareholders for a date prior to the potential consummation of the merger with OfficeMax so that the Issuer’s shareholders can choose who they want to represent them at this critical time.

Starboard intends to continue to engage in discussions with management, the Board and shareholders of the Issuer regarding the reconstitution of the Board, including the nomination and election of Starboard’s director candidates at the 2013 Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 285,794,803 Shares outstanding, as of February 15, 2013, which is the total number of Shares outstanding based on disclosure in the Agreement and Plan of Merger, dated as of February 20, 2013, by and among Office Depot, Inc., Dogwood Merger Sub Inc., Dogwood Merger Sub LLC, Mapleby Holdings Merger Corporation, Mapleby Merger Corporation and OfficeMax Incorporated, and filed as Exhibit 2.1 to the Issuer’s Form 8-K filed on February 22, 2013.

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A.	Starboard V&O Fund

(a)	As of the close of business on March 19, 2013, Starboard V&O Fund beneficially owned 12,711,135 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 12,711,135
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,711,135
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

B.	Starboard LLC

(a)	As of the close of business on March 19, 2013, Starboard LLC beneficially owned 2,829,381 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 2,829,381
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,829,381
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard LLC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

C.	Starboard Value LP

(a)
As of the close of business on March 19, 2013, 26,559,484 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

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D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 42,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

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G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 12,711,135 Shares owned by Starboard V&O Fund, (ii) 2,829,381 Shares owned by Starboard LLC and (iii) 26,559,484 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 42,100,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 42,100,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

H.	T-S Capital

(a)	As of the close of business on March 19, 2013, T-S Capital beneficially owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	T-S Capital has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

I.	Messrs. Siegel and Telles

(a)	Each of Messrs. Siegel and Telles, as a managing member of T-S Capital, may be deemed the beneficial owner of the 100,000 Shares owned by T-S Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 100,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 100,000

(c)	Neither of Messrs. Siegel or Telles has entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

J.	Mr. Vassalluzzo

(a)	As of the close of business on March 19, 2013, Mr. Vassalluzzo beneficially owns 12,000 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 12,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Vassalluzzo has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

K.	Mr. Nardelli

(a)	As of the close of business on March 19, 2013, Mr. Nardelli beneficially owned 66,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 66,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 66,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nardelli has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

L.	Mr. Fogarty

(a)	As of the close of business on March 19, 2013, Mr. Fogarty did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fogarty has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

M.	Ms. Jamison

(a)	As of the close of business on March 19, 2013, Ms. Jamison did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

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(c)	Ms. Jamison has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

An aggregate of 42,278,000 Shares, constituting approximately 14.8% of the Shares outstanding, are reported in this Amendment No. 5.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 19, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2013 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”). Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison’s election as directors of the Issuer at the 2013 Annual Meeting.

 Pursuant to the Compensation Letter Agreements, each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison shall determine. If elected or appointed to serve as a director of the Board, each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP NO. 676220106

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

99.1	Letter to the Board of Directors, dated March 18, 2013.

99.2
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel, Robert Telles, Joseph S. Vassalluzzo, Robert L. Nardelli, James P. Fogarty and Cynthia T. Jamison, dated March 19, 2013.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David N. Siegel, Robert Telles, Joseph S. Vassalluzzo, Robert L. Nardelli, James P. Fogarty, and Cynthia T. Jamison